August 25, 2005

VIA FACSIMILE, EDGAR FILING,

AND FIRST CLASS MAIL

Chris Harley

Staff Accountant

United States Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, NW

Washington DC 20549

RE:	BNC Bancorp comment letter dated August 22, 2005
File Number: 000-50128

Dear Ms. Harley:

I am writing in response to your letter dated August 22, 2005 regarding BNC Bancorp’s Form 8-K report filed on August 18, 2005. We understand that the purpose of your review is to assist us in our compliance with disclosure requirements and we appreciate your comments. We have revised the From8-K in response to your comments and are filing today with the Securities and Exchange Commission today a Form 8-K/A, along with the letter from Dixon Hughes PLLC.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you need any additional information, please let me know.

Sincerely,

/s/ W. Swope Montgomery, Jr.
President and Chief Executive Officer